United States securities and exchange commission logo





                           March 14, 2024

       Ryan Frazier
       Chief Executive Officer
       Arrived Debt Fund, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Debt Fund,
LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed February 22,
2024
                                                            File No. 024-12390

       Dear Ryan Frazier:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February, 1 2024 letter.

       Amendment No. 1 to Form 1-A

       Plan of Distribution
       Direct Share Purchase Component of the Plan, page 117

   1. We acknowledge your response to prior comment 4. Please explain how your direct share purchase plan will
comply with the requirements of Regulation A. In particular, we draw your attention to the
requirements of Rule 251(d)(1)(iii) and (d)(2).
 Ryan Frazier
FirstName  LastNameRyan
Arrived Debt Fund, LLC Frazier
Comapany
March      NameArrived Debt Fund, LLC
       14, 2024
March2 14, 2024 Page 2
Page
FirstName LastName
       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Mark Schonberger